                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                  RADIUS, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                  750470 20 5
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                                 (CUSIP Number)

                              Gerald D. Ellenburg
                          1520 Gulf Blvd., Suite 1406
                              Clearwater, FL 33767
                                 (813) 517-7016
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 2, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         1)       Names of Reporting Persons or I.R.S. Identification Nos. of
                  Above Persons:
                      Gerald D. Ellenburg

         2)       Check the Appropriate Box if a Member of a Group
                      (a) [ ]         (b) [X]

         3)       SEC Use Only

         4)       Source of Funds
                      00

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

         6)       Citizenship or Place of Organization
                      United States

Number of         7)  Sole Voting Power
Shares Bene-             -0-
 ficially         8)  Shared Voting Power
Owned by                 1,825,001 (Please refer to Item 5 for disclaimer of beneficial ownership.)
Each Report-      9)  Sole Dispositive Power
ing Person               -0-
   With          10)  Shared Dispositive Power
                         1,825,001 (Please refer to Item 5 for disclaimer of beneficial ownership.)

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                         1,825,001 (Please refer to Item 5 for disclaimer of beneficial ownership.)

         12)      Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
                         [X]

         13)      Percent of Class Represented by Amount in Row (11)
                         3.28%

         14)      Type of Reporting Person
                         IN

         1)       Names of Reporting Persons or I.R.S. Identification Nos. of Above Persons:
                      Kristin M. Tomczak

         2)       Check the Appropriate Box if a Member of a Group
                      (a) [ ]      (b) [X]

         3)       SEC Use Only

         4)       Source of Funds
                      00

         5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

         6)       Citizenship or Place of Organization
                      United States

Number of         7)  Sole Voting Power
Shares Bene-             -0-
 ficially         8)  Shared Voting Power
Owned by                 1,825,001 (Please refer to Item 5 for disclaimer of beneficial ownership.)
Each Report-      9)  Sole Dispositive Power
ing Person               -0-
   With          10)  Shared Dispositive Power
                         1,825,001 (Please refer to Item 5 for disclaimer of beneficial ownership.)

         11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                      1,825,001 (Please refer to Item 5 for disclaimer of beneficial ownership.)

         12)      Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
                      [X]

         13)      Percent of Class Represented by Amount in Row (11)
                      3.28%

         14)      Type of Reporting Person
                      IN

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Item 1.  Security and Issuer.

                  This Statement relates to the Common Stock, no par value (the "Common Stock"), of Radius, Inc. (the "Company"), a California corporation having its principal executive office at 215 Moffett Park Drive, Sunnyvale, California 94089.

Item 2.  Identity and Background.

                  (a) The persons filing this Statement are Gerald D. Ellenburg and Kristin M. Tomczak.

                  (b) Their business address is 1520 Gulf Boulevard, Suite 1406, Clearwater, FL 33767.

                  (c) The present principal occupation and employment of Mr. Ellenburg is self-employed as a real estate owner/investor/general partner.

                           Ms. Tomczak is not employed.

                  (d) and (e) During the last five years, neither Mr. Ellenburg nor Ms. Tomczak nor to their knowledge any number of any group which might be deemed to exist as described in Item 5 have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has either of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to those laws.

                  (f)      United States.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The source of the funds used in making the purchase described in this statement was a loan in the principal amount of $1,022,400 from Norton S. Karno, Trustee, a portion of which was used to purchase the shares of Common Stock.

Item 4.  Purpose of Transaction.

                  The purchase of the shares of Common Stock described herein by Mr. Ellenburg and Ms. Tomczak was for investment. Although Mr. Ellenburg and Ms. Tomczak either jointly or individually may acquire additional shares of Common Stock, they have no present plans or proposals which would relate to or result in:

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                  (a)      An extraordinary corporate transaction, such as a
                           merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (b) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (c) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (d) Any material change in the present capitalization or dividend policy of the Company;

                  (e) Any other material change in the Company's business or corporate structure;

                  (f) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (g) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (h) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (i)      Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

                  As of the date of this Statement, Mr. Ellenburg and Ms. Tomczak beneficially own 1,825,001 shares of Company Common Stock constituting approximately 3.28% of the outstanding shares of Common Stock as of August 12, 1997, based on information provided in the Company's 10-Q filed August 12, 1997. This Statement is being filed because Mr. Ellenburg and Ms. Tomczak may be deemed to be part of a "group," as described below.

                  Mr. Ellenburg and Ms. Tomczak purchased 1,800,000 shares (the "Shares") pursuant to an option (the "Option") granted by Mitsubishi Electronics America, Inc. ("Mitsubishi") to Gerald
                  D. Ellenburg or his assigns to purchase a total of 3,999,901 shares of Common Stock for a purchase price of $.45 per share. As part of the sale, Mitsubishi also assigned to Mr. Ellenburg and Ms. Tomczak a warrant to purchase 25,001 shares (the "Warrant") of Common Stock. In addition to the Shares purchased by Mr. Ellenburg and Ms. Tomczak and the Warrant

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                  assigned to Mr. Ellenburg and Ms. Tomczak pursuant to the
                  Option, the following persons purchased shares of Common Stock and, to the extent indicated below, received an assignment of warrants to purchase shares of Common Stock pursuant to the Option. All of such persons, together with Mr. Ellenburg and Ms. Tomczak, may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 because all of their acquisitions of shares of Common Stock were made pursuant to the Option:

                                                                              Number       Total
                                                       Number                   of       Beneficial
                                                      of Shares     Voting   Warrants     Ownership     Percentage
                                 Name                 Acquired      Status   Acquired     Acquired       of Class
                                 ----                 ---------     ------   --------    ----------     ----------
                  Norton S. Karno, Trustee  of the      600,000      Sole      8,333       608,333         1.09%
                  Stephanie Lynn Karno Adult Trust
                  #2, under Agreement dated
                  December 31, 1969

                  Norton S. Karno, Trustee of the       600,000      Sole      8,333       608,333         1.09%
                  Valerie Ann Karno Adult Trust #2,
                  under Agreement dated December
                  31, 1969

                  Norton S. Karno, Trustee of the       600,000      Sole      8,333       608,333         1.09%
                  Mitchell Perry Karno Adult Trust
                  #2, under Agreement dated
                  December 31, 1969

                  Jurgen W. Epple                       239,941      Sole        0         239,941         0.43%(1)

                  Michael D. Edwards                    159,960      Sole        0         159,960         0.29%

                  ---------------
                  (1) Mr. Epple is also the beneficial owner of 40,000 shares of Common Stock not purchased pursuant to the Option. Accordingly, with the 239,941 shares of Common Stock purchased pursuant to the Options, Mr. Epple is the beneficial owner of 279,941 shares of Common Stock, or 0.50% of the class.

                  Mr. Ellenburg and Ms. Tomczak loaned $180,000 to Messrs. Epple and Edwards, the proceeds of which were used by Messrs. Epple and Edwards to acquire 239,941 and 159,960 shares, respectively, of Common Stock pursuant to the Option. Messrs. Epple and Edwards each pledged their shares of Common Stock as collateral for such loan. As a result of the foregoing, under Securities and Exchange Commission Rule 13d-3(d)(3), Mr. Ellenburg and Ms. Tomczak may be deemed to be the beneficial owners of the shares of Common Stock owned by Messrs. Epple and Edwards.

                  Mr. Ellenburg and Ms. Tomczak disclaim beneficial ownership of any shares of Common Stock beneficially owned by Messrs. Karno, Epple and Edwards, and

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

                  the filing of this Statement shall not be construed as an admission that Mr. Ellenburg and Ms. Tomczak are the beneficial owners of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  As described under Item 5, above, Mr. Ellenburg and Ms. Tomczak loaned funds to Messrs. Epple and Edwards and received a pledge of the shares of Common Stock purchased by Messrs. Epple and Edwards.

                  Mr. Ellenburg and Ms. Tomczak, along with Norton S. Karno, Trustee of the Stephanie Lynn Karno Adult Trust #2, Norton S. Karno, Trustee of the Valerie Ann Karno Adult Trust #2, and Norton S. Karno, Trustee of the Mitchell Perry Karno Adult Trust #2 (collectively, the "Owners") entered into a Finder's Fee Agreement with Messrs. Epple and Edwards (together, the "Finders") pursuant to which the Owners agreed to pay the Finders $64,800 related to the Owners' purchase of shares of Common Stock pursuant to the Option. In addition, Mr. Ellenburg and Ms. Tomczak borrowed from Norton S. Karno, Trustee, $1,022,400, a portion of which was used to acquire the Shares and pledged the Shares as collateral for such loan.

Item 7.  Material to be Filed as Exhibits.

                  The following documents are filed herewith as exhibits to this Statement:

                      1.   Joint Filing Agreement
                      2.   Option to Purchase Shares
                      3.   Limited Recourse Promissory Note Secured by Stock Pledge Agreement
                      4.   Assignment of Warrant
                      5.   Stock Pledge Agreement
                      6.   Promissory Note Secured by Mortgage, Stock Pledge Agreements
                           and Collateral Assignments
                      7.   Stock Pledge Agreement
                      8.   Finder's Fee Agreement

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 11, 1997                             /s/ Gerald D. Ellenburg
                                                     -----------------------
                                                     Gerald D. Ellenburg

                                                     /s/ Kristin M. Tomczak
                                                     -----------------------
                                                     Kristin M. Tomczak


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                                 EXHIBIT INDEX

                            Exhibit                                   Page
                            -------                                   ----
         1.       Joint Filing Agreement                               ___
         2.       Option to Purchase Shares                            ___
         3.       Limited Recourse Promissory Note                     ___
                  Secured by Stock Pledge Agreement
         4.       Assignment of Warrant                                ___
         5.       Stock Pledge Agreement                               ___
         6.       Promissory Note Secured by Mortgage,                 ___
                  Stock Pledge Agreements and Collateral Assignments
         7.       Stock Pledge Agreement                               ___
         8.       Finder's Fee Agreement                               ___